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                             June 24, 2022

       Dorian LeBlanc
       Chief Financial Officer
       LumiraDx Limited
       c/o Ocorian Trust (Cayman) Limited
       P.O. Box 1350, Windward 3, Regatta Office Park
       Grand Cayman KY1-1109
       Cayman Islands

                                                        Re: LumiraDx Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted June 21,
2022
                                                            CIK No. 0001685428

       Dear Mr. LeBlanc:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Ian Lopez, Esq.